

Mail Stop 3561

August 4, 2009

John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

> **Re:** **Buckeye Technologies Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 27, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed April 29, 2009**
> **Response Letter Dated July 29, 2009**
> **File No. 001-14030**

Dear Mr. Crowe:

We have reviewed your filings and response letter and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Controls and Procedures

1. We note the disclosure that you conducted an evaluation of your disclosure controls and procedures as of December 31, 2008. Pursuant to Item 307 of Regulation S-K, please confirm to us that you conducted an evaluation of your disclosure controls and procedures as of March 31, 2009 and tell us your conclusions based on the evaluation. To the extent your conclusion differs from

that presented in your Form 10-Q for the fiscal quarter ended March 31, 2009, amend your quarterly report to disclose the conclusion that your disclosure controls and procedures were not effective. Confirm to us that you will ensure the date as of which you evaluate your disclosure controls and procedures mirrors the date of your report in future filings.

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As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provide requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services